NO. 70-9839

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                               AMENDMENT NO. 2
                                     TO
                           APPLICATION/DECLARATION
                                     ON
                                   FORM U-1
                                  UNDER THE
                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                             Northeast Utilities
                    Western Massachusetts Electric Company
                             174 Brush Hill Road
                          West Springfield, MA  01089

                    The Connecticut Light and Power Company
                               107 Selden Street
                               Berlin, CT 06037


        (Names of companies filing this statement and addresses of principal executive offices)

                             NORTHEAST UTILITIES
                   (Name of top registered holding company)

                               Cheryl W. Grise
            Senior Vice President, Secretary and General Counsel
                      Northeast Utilities Service Company
                                107 Selden Street
                                Berlin, CT 06037
                    (Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

Jeffrey C. Miller, Esq.                  David R. McHale
Assistant General Counsel                Vice President and Treasurer
Northeast Utilities Service Company      Northeast Utilities Service Company
107 Selden Street                        107 Selden Street
Berlin, CT 06037                         Berlin, CT 06037



     The Application/Declaration in this File is hereby amended as follows:

     (a) The last sentence of paragraph 1 is deleted and replaced with the following:

     "The senior debt ratings of CL&P and WMECO issued by Standard & Poor's were upgraded to "BBB+" on January 31, 2001 while the senior debt ratings of CL&P and WMECO issued by Moody's Investor Service, Inc. were upgraded to "Baa1" on January 23, 2001."

     (b) Paragraph 16 is hereby deleted and replaced with the following:

     "Inability to meet the Commission's 30% Common Equity Ratio Test

     In the Use of Proceeds Filing, the Utilities noted that the addition of the then anticipated securitization debt to the balance sheets of CL&P and WMECO on a pro forma basis with the reduced capitalization of the Utilities as a result of the authorization granted in such file, would cause the Utilities (and NU on a consolidated basis) to fail the Commission's benchmark of 30% common equity-to-capitalization test, with their respective pro forma common equity ratios at 19.1% and 16.6% and NU at 29.1%. As indicated in the Use of Proceeds Filing, however, the ratings of the respective senior debt securities of CL&P and WMECO will be unaffected or will be improved by the issuance of the rate reduction bonds, as such bonds are not considered obligations of the Utilities by the ratings agencies. As indicated earlier herein, both CL&P and WMECO have used proceeds from the sale of non-nuclear generating assets to reduce their respective capitalization but no RRBs have yet been issued. After giving effect to the sale of Millstone, the issuance of the RRBs and the paydown of debt and equity with the proceeds, the pro forma common equity ratios of CL&P and WMECO (and NU on a consolidated basis), as of September 30, 2000, (without including the issuance of the RRBs as debt of the companies) would remain above 30%, with CL&P at 41%, WMECO at 40% and NU consolidated at 40%. Giving effect to the Millstone transactions, the issuance of the RRBs and including the issuance of the RRBs as debt of the respective companies, the respective pro forma common equity ratios as of September 30, 2000 of CL&P, and WMECO would fall below the 30% benchmark with CL&P at 20% and WMECO at 28%. However, the companies will adhere to any state commission order requiring a higher equity ratio (see Item 4 hereof). The transactions described herein and the issuance of the RRBs would not cause NU on a consolidated basis to fall below 30%. However, NU expects that other events in the NU consolidated system, including the issuance of RRBs by Public Service Company of New Hampshire ("PSNH") and a $225 million after-tax write-off taken by PSNH in the fourth quarter of 2000 as a result of restructuring in New Hampshire, would cause NU on a consolidated basis to fall below 30%. (See Exhibit K.1 hereto). CL&P and WMECO presently anticipate that the debt associated with the RRBs will have been amortized by no later than twelve years after the respective date when such company has issued the maximum principal amount of RRBs which it intends to issue ("Full Securitization"). Thus CL&P's and WMECO's common equity ratios will exceed 30% by no later than the end of such period. In all likelihood, a sufficient amount of securitization debt will be amortized prior to the end of such twelve year period to restore both CL&P's and WMECO's common equity ratio to over 30% prior to that date. Based on the expected terms and amortizations of the RRBs to be issued by CL&P (and assuming the RRBs issued by WMECO are issued on similar terms) the Applicants believe that the common equity ratio of CL&P will be above 30% by December 31, 2008 and that of WMECO will be above 30% by December 31, 2003 (See Exhibit L hereto) It is also expected that NU's common equity ratio on a consolidated basis will be above 30% by December 31, 2002. If by December 31, 2002, in the case of NU, or by the end of the Authorization Period in the case of the Utilities, the respective company is not above 30% common equity, further authorization from the Commission will be required."

     (c)  Item 4 is hereby deleted and replaced with the following:

     "ITEM 4

     REGULATORY APPROVALS

28. The Connecticut Department of Public Utility Control (the "DPUC") has jurisdiction over CL&P's plan of divestiture of Millstone, and in its order approving the divestiture plan, the DPUC required that within 180 days following the closing, CL&P file information regarding the disposition of the proceeds, including an itemization of costs that will be netted against the proceeds and detailed tax calculations. On March 16, 2001, the DPUC issued a temporary order requiring CL&P to use the proceeds in a way to result in a common equity ratio (not including the RRBs as debt) for CL&P between 45% and 50%. (See Exhibit D attached hereto). The Massachusetts Department of Telecommunications and Energy (DTE) has jurisdiction over WMECO's use of proceeds from the Millstone sale. In approving the sale of WMECO's share of Millstone, the DTE stated that it was not ruling on the use of proceeds and would examine that issue in an annual transition charge reconciliation proceeding after the sale is completed.. No other state or Federal regulatory approval, other than the approval of the Commission pursuant to this Application, is required to consummate the transactions described herein.
The transactions described herein will be effected in compliance with all applicable state and federal laws and regulations."

     (d) Item 6 is hereby deleted and replaced with the following:

     "ITEM 6

     EXHIBITS AND FINANCIAL STATEMENTS

     (asterisked (*) items have already been filed in this Application) ** - to be filed by amendment

     30. (a) Exhibits

     D. Temporary Order of the Connecticut Department of Public Utility Control dated March 16, 2001**

     F.  Opinion of Counsel*

     H.  Proposed Form of Notice*

     J.  CL&P Mortgage Indenture Dividend Covenant*

     K.  Common Equity Ratios*
     K.1 Revised Common Equity Ratios

     L.  Amortization Schedule for RRBs

         (b) Financial Statements

      1  Northeast Utilities and Subsidiaries (consolidated)

         1.1  Balance Sheet, per books and pro forma, as of September 30, 2000.

         1.2 Statement of Income, per books and pro forma, for 12 months September 30, 2000 and capital structure, per books and pro forma, as of September 30, 2000.

      2  The Connecticut Light and Power Company

         2.1  Balance Sheet, per books and pro forma, as of September 30, 2000

         2.2 Statement of Income and Surplus, per books and pro forma, for 12 months ended September 30, 2000 and capital structure, per books and pro forma, as of September 30, 2000.

      3  Western Massachusetts Electric Company

         3.1  Balance Sheet, per books and pro forma, as of September 30, 2000.

         3.2 Statement of Income and Surplus, per books and pro forma, for 12 months ended September 30, 2000 and capital structure, per books and pro forma, as of September 30, 2000.



                                      SIGNATURES


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.


                                 NORTHEAST UTILITIES
                         WESTERN MASSACHUSETTS ELECTRIC COMPANY
                         THE CONNECTICUT LIGHT AND POWER COMPANY


    By:   /s/ Cheryl W. Grise
          -------------------
    Name:     Cheryl W. Grise
    Title:    Senior Vice President, Secretary and General Counsel
              Northeast Utilities Service Company
              as Agent for the above named companies.


Date:  March 18, 2001